  FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
(Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Ultrapetrol (Bahamas) Limited (the "Company"), released July 13, 2014, with respect to a transaction between the Company's major shareholders and the amendment of the employment and consultancy agreements for certain senior members of the Company's management.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

By: /s/ María Cecilia Yad
Name: María Cecilia Yad
Title: Chief Financial Officer

Dated: July 14, 2014

Exhibit 1

FOR IMMEDIATE RELEASE

Southern Cross Group to Acquire SIPSA Interest in Ultrapetrol

Nassau, Bahamas, July 13, 2014 – The major shareholders of Ultrapetrol (Bahamas) Limited (Nasdaq: ULTR) ("Ultrapetrol" or the "Company"), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), entered into a share purchase agreement with respect to the sale of shares of Ultrapetrol and of certain affiliates of the major shareholders between such shareholders.  Under the agreement, Sparrow Capital Investments Ltd. ("Sparrow") a subsidiary of Southern Cross Latin America Private Equity Funds III and IV ("Southern Cross"), reached an agreement with Hazels (Bahamas) Investments Inc. ("Hazels") and Inversiones Los Avellanos S.A. ("Los Avellanos"), each a subsidiary of SIPSA S.A ("SIPSA") to purchase all of Hazels' and Los Avellanos' outstanding equity interests in the Company, increasing Southern Cross' interest in the Company from 67% to 85%.

Under the terms of the agreement, Sparrow will acquire from Hazels, Los Avellanos, and certain entities affiliated with them, the rights to 25,326,821 shares of common stock of the Company ("Common Stock"). The price has been agreed at the equivalent of $4.00 per share of Common Stock.  Upon completion of the transaction, the capital of the Company will be comprised exclusively of single voting shares.

The transaction is expected to close in the next 60 days and the agreement sets forth certain customary closing conditions, including having SIPSA and Los Avellanos receive approval from its shareholders for the transaction and the receipt of certain waivers from lenders of Ultrapetrol.  The agreement also provides Hazels with the opportunity to offer to purchase Ultrapetrol's Ocean Business for a price to be determined, subject to terms and conditions including the approval of the independent director of Ultrapetrol.

In connection with the transaction, it has been agreed with Felipe Menéndez and Ricardo Menéndez that the Company will terminate their respective employment and consulting agreements upon closing and enter into new employment and consulting agreements.  Felipe Menéndez and Ricardo Menéndez will remain with Ultrapetrol as directors.  The terms of the new employment and consulting agreements will be for up to six months.  The vesting of unvested options and restricted stock awards will be accelerated so that they will be exercisable and vested immediately before the termination of the agreements.  Under certain of the Company's existing loan agreements, it will need to receive a waiver from the applicable lender before Messrs. Felipe and Ricardo Menendez leave their management positions with the Company.  A new Chief Executive Officer of Ultrapetrol is expected to be appointed effective as of the closing of the transaction.

The Company also announced today that it has appointed Rodrigo Lowndes to its board of directors, effective immediately, following the resignation of Fernando Barros.  Mr. Lowndes, a Brazilian national, is a partner with Southern Cross in the Sao Paulo office, and has been with the firm since 2009.  Prior to joining Southern Cross, Mr. Lowndes co-founded Emerging Capital, a Brazilian asset management company. Before then, he worked for Morgan Stanley in New York and Brazil where he was President and Head of Investment Banking. He has served on the board of several Southern Cross portfolio companies.

Mr. Horacio Reyser, Chairman of Ultrapetrol and a Southern Cross partner, said "We are pleased to have Mr. Lowndes join the Board and look forward to his contributions to the Company.  I would also like to thank Mr. Barros for his service as a Board member and his dedication to the Company over the years."

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soya bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

About Southern Cross Group

Southern Cross is one of the largest private equity firms in Latin America. Southern Cross´ investment strategy is based on investing in companies that have significant potential for improved performance and growth. Since inception, Southern Cross has raised over $2.5 billion and has invested in over 30 companies in a wide range of industries, including energy, oil & gas, logistics, consumer goods, retail, homebuilding, entertainment public services, IT, and telecom. Southern Cross seeks to deliver superior returns by the optimization of companies' strategic direction and operating performance. As a result of its extensive regional experience, Southern Cross is well-positioned to identify and capitalize on high quality investment opportunities in Latin America.

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Leon Berman
212-477-8438
lberman@igbir.com

or

Bryan Degnan
646-673-9701
bdegnan@igbir.com

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